There are a total of 39 Pages Contained in this manually signed Original and any Exhibits or Attachments Hereto.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E. 7/3/06

July 2006

RADA ELECTRONIC INDUSTRIES LIMITED
(Name of Registrant)

7 Giborei Israel Street, Netanya 42504, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FILED SOLELY FOR THE PURPOSE OF DEPOSITING A COPY OF THE REGISTRANT'S ANNUAL REPORT TO SHAREHOLDERS WITH THE SECURITIES AND EXCHANGE COMMISSION

RADA ELECTRONIC INDUSTRIES LTD.

6-K Items

1. Rada Electronic Industries Ltd. Chairman's Letter to Shareholders and Consolidated Financial Statements as of December 31, 2005.

ITEM 1

June 2006

Dear Shareholders,

After two years of profitability, we reported a net loss of $2.3 million on revenues of $13.4 million in 2005, a 5% decrease in revenues from 2004. The gross margin on sales also decreased, from 27% in 2004 to 8% in 2005. This decrease in gross margin is attributable to the relatively large number of development programs that we completed during 2005. These development programs as a matter of course have low margins. We are confident that our loss in 2005 does not reflect a change in RADA's direction going forward, but rather, is a reflection of our investment in the future.

Looking forward, we believe that the development efforts over the last three years will generate additional sales. In addition to our pre-existing FACE (DATA Recorder) and CATS (Commercial Aviation Test Station) products, we are now able to offer a number of off-the-shelf products, including our network centric digital recorder (NCDR), ground debriefing systems (GDS), heads-up display (HUD) cameras, rear sentry cameras and several core avionics computers for fighter aircraft and UAVs. In addition, we have increased our marketing efforts towards our strategic markets: the U.S., India, and Israel. As a result of our broader product range, we have begun to see an increasing number of RFP's that we are able to respond to with bids.

On June 1, 2006, we announced that our Board of Directors had accepted the resignation of Adar Azancot, the Company's Chief Executive Officer, after five years of service in that position. During the past five years, Adar, as CEO, led the Company through its turnaround and restructuring and brought RADA to its current position as a prime provider of avionic systems. Under Adar's leadership, the Company has developed many core technologies that provide answers to the defense customers' operational needs in Israel and worldwide. I would like to thank Adar for his contribution and devotion to RADA during the past nine years and for bringing RADA to a position where it is ready to meet its future challenges.

Sincerely,

Herzle Bodinger
CEO, President & Chairman of the Board

7 Giborei Israel St., P.O.Box 8606 , Netanya 42504 , Israel, Tel.: +972-9-892-1111 Fax: +972-9-885-5885

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

U.S. DOLLARS IN THOUSANDS

INDEX

- - - - - - - - - - - - - - -

ERNST & YOUNG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

RADA ELECTRONIC INDUSTRIES LTD. AND ITS SUBSIDIARY

We have audited the accompanying consolidated balance sheets of Rada Electronic Industries Ltd. ("the Company") and its subsidiary as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Kost Forer Gabbay and Kasierer

Tel-Aviv, Israel
March 30, 2006

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	Note	December 31, 2005	December 31, 2004
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents		$ 350	$ 3,464
Restricted cash		1,017	-
Trade receivables (net of allowance for doubtful accounts of $ 6 and $ 221 at December 31, 2005 and 2004, respectively)		4,920	1,643
Other accounts receivable and prepaid expenses		156	208
Costs and estimated earnings in excess of billings on uncompleted contracts	3	1,396	1,385
Inventories	4	1,942	1,824
Total current assets		9,781	8,524
LONG-TERM RECEIVABLES AND DEPOSITS:			
Long-term receivables	5	983	988
Long-term restricted cash		-	1,002
Leasing deposits		72	94
Severance pay fund		1,614	1,638
Total long-term receivables and deposits		2,669	3,722
PROPERTY, PLANT AND EQUIPMENT, NET	6	3,931	4,283
OTHER ASSETS:			
Intangible assets, net	7	2,469	1,709
Deferred charges, net		40	59
Total other assets		2,509	1,768
Total assets		$ 18,890	$ 18,297
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Short-term bank credit and loans	8	$ 877	$ 14
Trade payables		1,671	1,080
Other accounts payable and accrued expenses	9	3,217	3,612
Deferred revenues		50	488
Billings in excess of costs and estimated earnings on uncompleted contracts	3	391	1,065
Total current liabilities		6,206	6,259
LONG-TERM LIABILITIES:			
Convertible note	11	2,560	2,346
Accrued severance pay		2,009	2,063
Total long-term liabilities		4,569	4,409
COMMITMENTS AND CONTINGENT LIABILITIES	10		
MINORITY INTERESTS		380	397
SHAREHOLDERS' EQUITY:	11		
Share capital -			
Ordinary shares of NIS 0.005 par value - Authorized: 47,500,000 and 45,000,000 shares at December 31, 2005 and 2004, respectively; Issued and outstanding: 26,144,027 and 20,448,364 shares at December 31, 2005 and 2004, respectively		116	110
Additional paid-in capital		66,900	64,074
Accumulated deficit		(59,281)	(56,952)
Total shareholders' equity		7,735	7,232
Total liabilities and shareholders' equity		$ 18,890	$ 18,297

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Note	Year ended December 31, 2005	2004	2003
Revenues:	15			
Products		$ 11,303	$ 11,123	$ 8,977
Services		2,118	3,037	3,338
		13,421	14,160	12,315
Cost of revenues:				
Products		10,829	8,669	6,933
Services		1,481	1,618	2,659
		12,310	10,287	9,592
Gross profit		1,111	3,873	2,723
Operating expenses:				
Marketing and selling		927	738	781
General and administrative		1,939	2,116	1,917
Total operating expenses		2,866	2,854	2,698
Operating income (loss)		(1,755)	1,019	25
Financial income (expenses), net	13	(624)	(248)	708
Other income (expenses), net		33	23	(2)
		(2,346)	794	731
Minority interests in losses of subsidiary		17	28	27
Net income (loss)		$ (2,329)	$ 822	$ 758
Net earnings (loss) per share:	16			
Basic net earnings (loss) per share		$ (0.10)	$ 0.04	$ 0.04
Diluted net earnings (loss) per share		$ (0.10)	$ 0.03	$ 0.04

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands, except share data

	Number of Ordinary shares	Share capital	Additional paid-in capital	Accumulated deficit	Total shareholders' equity
Balance at January 1, 2003	18,510,716	$ 108	$ 58,909	$ (58,532)	$ 485
Adjustment of accrual for issuance expenses	-	-	354	-	354
Fair value of warrants issued in connection with settlement of debt, net *)	-	-	1,267	-	1,267
Fair value of warrants issued to suppliers	-	-	14	-	14
Net income	-	-	-	758	758
Balance at December 31, 2003	18,510,716	108	60,544	(57,774)	2,878
Issuance of Ordinary shares and warrants, net *)	1,864,313	2	3,300	-	3,302
Beneficial conversion feature on convertible note	-	-	180	-	180
Exercise of options	73,335	**) -	50	-	50
Net income	-	-	-	822	822
Balance at December 31, 2004	20,448,364	110	64,074	(56,952)	7,232
Issuance of Ordinary shares and warrants, net *)	965,934	1	1,005	-	1,006
Exercise of warrants, net **)	4,691,061	5	1,794	-	1,799
Exercise of options	38,668	***) -	27	-	27
Net loss	-	-	-	(2,329)	(2,329)
Balance at December 31, 2005	26,144,027	$ 116	$ 66,900	$ (59,281)	$ 7,735

*) Net of issuance expenses of approximately $ 85, $ 95 and $ 38 for the years ended December 31, 2005, 2004 and 2003, respectively.

**) Net of issuance expenses of approximately $ 148.

***) Represents and amount lower than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		
	2005	2004	2003
Cash flows from operating activities:			
Net income (loss)	$ (2,329)	$ 822	$ 758
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,347	1,066	2,072
Amortization expenses on convertible note	214	106	-
Minority interests in losses of subsidiary	(17)	(28)	(27)
Gain on extinguishment of debt	-	-	(1,013)
Stock compensation expense - fair value of warrants issued to suppliers	-	-	14
Accrued interest and translation differences on long-term receivables	-	2	(97)
Capital loss on property, plant and equipment	-	16	-
Decrease (increase) in trade receivables, net	(2,676)	1,853	(1,664)
Decrease (increase) in other accounts receivable and prepaid expenses	81	42	(157)
Decrease (increase) in costs and estimated earnings in excess of billings, net	(685)	(1,980)	1,085
Decrease (increase) in inventories	200	(951)	204
Increase (decrease) in trade payables	(219)	440	5
Increase (decrease) in other accounts payable and accrued expenses	(444)	295	722
Decrease in deferred revenues	(568)	(574)	(709)
Accrued severance pay, net	(30)	(112)	(172)
Net cash provided by (used in) operating activities	(5,126)	997	1,021
Cash flows from investing activities:			
Cash paid in conjunction with the acquisition of certain assets and liabilities of Vectop, net (a)	(351)	-	-
Investment in long-term restricted cash	(15)	(1,002)	-
Purchase of property, plant and equipment	(411)	(349)	(49)
Increase (decrease) in leasing deposits	22	(23)	(1)
Loans repaid by employees	5	-	-
Net cash used in investing activities	(750)	(1,374)	(50)
Cash flows from financing activities:			
Proceeds from issuance of shares and warrants, net	1,006	3,302	-
Proceeds from issuance of convertible note, net	-	2,351	-
Proceeds from short-term loans	700	-	946
Repayments of loans	(933)	(1,359)	(4,096)
Increase (decrease) in short-term bank credit, net	163	(970)	2,076
Exercise of warrants, net	1,799	-	-
Exercise of options	27	50	-
Net cash provided by (used in) financing activities	2,762	3,374	(1,074)
Increase (decrease) in cash and cash equivalents	(3,114)	2,997	(103)
Cash and cash equivalents at the beginning of the year	3,464	467	570
Cash and cash equivalents at the end of the year	$ 350	$ 3,464	$ 467

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		
	2005	2004	2003
(a) Cash paid in conjunction with the acquisition of certain assets and liabilities of Vectop, net (see also Note 1d):			
Working capital, net	$ 844		
Equipment	(62)		
Intangible assets	(1,263)		
Deferred revenues	130		
	$ (351)		
(b) Non-cash transactions:			
Fair value of warrants issued in connection with settlement of debt	$ -	$ -	$ 1,305
Adjustment of accrual for issuance expenses	$ -	$ -	$ 354
(c) Supplemental disclosures of cash flow activities:			
Net cash paid during the year for:			
Income taxes	$ 3	$ 3	$ 5
Interest	$ 396	$ 290	$ 240

The accompanying notes are an integral part of the consolidated financial statements.

U.S. dollars in thousands

NOTE 1:- GENERAL

a. RADA Electronic Industries Ltd., an Israeli corporation ("the Company"), is engaged in the development, manufacture and sale of Automated Test Equipment ("ATE") products, avionics equipment and aviation data acquisition and debriefing systems.

b. As reflected in the consolidated financial statements, as of December 31, 2005, the Company had an accumulated deficit of $ 59,281. During 2005, the Company concluded a private placement of 965,934 Ordinary shares and issued warrants to purchase up to an aggregate of 1,875,000 Ordinary shares in the amount of $ 1,091. In addition, additional investment rights to purchase 909,066 Ordinary shares were exercised in the amount of $ 1,909 (see Note 11a). Management believes that the anticipated cash flows from operations will enable the Company to finance its operations at least through December 31, 2006.

c. The Company operates a test and repair shop using its ATE products in Beijing, China through its 80% owned Chinese subsidiary, Beijing Huari Aircraft Components Maintenance and Services Co. Ltd. ("CACS" or "subsidiary"). CACS was established with a third party, which owns the remaining 20% equity interest.

d. On February 13, 2005, the Company purchased certain assets and assumed certain liabilities related to the operations of Vectop Limited ("Vectop") in order to increase its customer base. Vectop is an Israeli company specializing in the design, development, marketing and sale of electro-optic equipment and debriefing systems. Vectop's assets also include know-how, patents and intellectual property to produce off-the-shelf products such as cameras and video recorders, which are currently operational onboard aircraft and tanks in Israel and other countries. The Company purchased Vectop's net assets for $ 381 in cash and additional future royalties based on revenues derived from Vectop projects five years from the date of the agreement up to $ 500. The net assets purchased are considered to be a business, in accordance with EITF 98-3, "Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or Business". The acquisition was accounted for under the purchase method of accounting in accordance with FAS 141, "Business Combinations", and the results of Vectop operations have been included from the acquisition date (February 2005).

The purchase price related to the acquisition of Vectop was allocated to the fair market value of tangible and intangible assets acquired and liabilities assumed at the date of acquisition, as detailed below.

Cash and cash equivalents	$ 30
Trade receivables	601
Other current assets	347
Equipment	62
Customer relationships (five-year useful life)	1,263
Total assets acquired	2,303
Short-term bank credit and loans	933
Trade payables	810
Other accounts payable and accrued expenses	49
Deferred revenues	130
Total liabilities assumed	1,922
Net assets acquired	$ 381

U.S. dollars in thousands

NOTE 1:- GENERAL (Cont.)

Customer relationships were determined by Company's management using the discounted cash flows approach and is being amortized on a straight-line basis over an estimated useful life of five years (see also Note 7).

The following table presents unaudited pro forma results of operations and gives effect to the acquisition of Vectop as if the acquisition had been consummated at January 1, 2004. The unaudited pro forma results of operations are not necessarily indicative of what would have occurred had the acquisition been made as of the beginning of this period or the results that may occur in the future. Net income for the period presented includes amortization of intangible assets related to the acquisition of $ 253. The unaudited pro forma information is as follows:

	Year ended December 31, 2004
	Unaudited
Revenues	$ 17,187
Net income from continuing operations	$ 910
Basic net income per share from continuing operations	$ 0.05
Diluted net income per share from continuing operations	$ 0.04
Weighted average number of Ordinary shares in computation of basic net income per share	19,374
Weighted average number of Ordinary shares in computation of diluted net income per share	23,684

e. In 2003, the Company changed the estimated useful life of the remaining intangible assets associated with its Aircraft Test Systems Programs Sets ("TPSs") from a range of eight to 18 years to a range of five to 10 years. The effect of change in estimate on the net income and net income per share for the years ended December 31, 2005, 2004 and 2003 resulted in a decrease of $ 138 (or $ 0.01 per share) , $ 221 (or $ 0.01 per share) and $ 136 (or $ 0.01 per share), respectively.

f. As for major customers, see Note 15.

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

a. Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

b. Financial statements in U.S. dollars:

Most of the revenues of the Company and its subsidiary are generated in U.S. dollars ("dollar"). In addition, a substantial portion of the costs of the Company and its subsidiary is incurred in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiary operate. Thus, their functional and reporting currency is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standard Board No. 52, "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statement of operations as financial income or expenses, as appropriate, in the period in which the currency exchange rate changes. The representative exchange rate at December 31, 2005 was U.S. $ 1.00 = NIS 4.603 (December 31, 2004 - NIS 4.308 and December 31, 2003 - NIS 4.379).

c. Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiary. Inter-company transactions and balances have been eliminated upon consolidation.

d. Cash equivalents and restricted cash:

All highly liquid investments that are readily convertible to cash and are not restricted as to withdrawal or use and the period to maturity of which did not exceed three months at time of deposit, are considered cash equivalents.

Restricted cash is invested in a short-term bank deposit, which is used as security for the Company's guarantees to customers. The deposit is in U.S. dollars and bears interest at an average rate of 2.3%

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e. Inventories:

Inventories are stated at the lower of cost or market value. Inventory write-offs are provided to cover risks arising from slow-moving items, excess inventories, and for market prices lower than cost.

Cost is determined as follows:

Raw materials and components - using the "first-in, first-out" cost method.

Work in progress and finished goods - represents the cost of manufacturing with the addition of allocable indirect manufacturing costs.

Amounts related to long-term contracts as determined by the percentage of completion method of accounting are recorded as "Costs and estimated earnings in excess of billings."

f. Property, plant and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation are as follows:

	%
Factory and other buildings	2.5 - 4
Machinery and equipment	10 - 15, 33
Office furniture and equipment	6 - 15

Leasehold improvements are depreciated over the shorter of the estimated useful life or the lease period.

Assets in respect of which investment grants have been received, are presented at cost less the related grant amount. Depreciation is based on net cost.

g. Intangible assets:

Capitalized software costs are amortized by the greater of the amount computed using the: (i) ratio of current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product. The Company assesses the recoverability of these intangible assets on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

At each balance sheet date, the unamortized capitalized costs of the software products are compared to the net realizable value of the product. If the unamortized capitalized costs of a computer software product exceed the net realizable value of the product, such excess is written off. The net realizable value is calculated as the estimated future gross revenues from the product reduced by the estimated future costs of completing and disposing of that product, including the costs of performing maintenance and customer support required to satisfy the Company's responsibility set forth at the time of the sale.

A customer relationships asset (intangible asset) has been recorded as a result of the acquisition of Vectop and is amortized using the straight-line basis over the expected useful life of five years.

As for impairment charges included in these financial statements, see Note 7.

h. Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2005, no impairment losses have been identified.

i. Research and development costs:

Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("SFAS No. 86"), requires capitalization of certain software development, costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model.

Research and development costs incurred in the process of developing product masters and the Company's Test System Programs Sets ("TPS") software library, integrated with the Company's test station, are charged to expenses as incurred.

Costs incurred by the Company between completion of the working model and the point at which the product is ready for general release, have been capitalized.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j. Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS 109"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

k. Severance pay:

The Company's liability for severance pay is calculated pursuant to Israel's Severance Pay Law generally based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its Israeli employees is partly provided by monthly deposits for insurance policies and/or pension funds and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet. The deposited funds of the Company's employees include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements.

The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expense recorded in the statement of operations is net of interest and other income accumulated in the deposits. Severance expense for the years ended December 31, 2005, 2004 and 2003 amounted to $ 57, $ 76 and $ 132, respectively.

l. Fair value of financial instruments:

The following methods and assumptions were used by the Company in estimating fair value and disclosures for financial instruments.

The carrying amount of cash and cash equivalents, restricted cash, trade receivables, short-term bank credit, trade payables approximate their fair value due to the short-term maturity of these instruments.

Convertible notes are estimated by discounting the future cash flows using current interest rates for loans of similar terms and maturities. The carrying amount of the convertible notes approximate their fair value.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m. Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, long-term deposit, trade receivables and long-term receivables.

The Company's cash and cash equivalents and long-term deposit are mainly held in U.S. dollars with major banks in Israel. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The Company's trade receivables are derived from sales to large and solid organizations located mainly in the United States, Europe and Israel. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to these amounts that the Company has determined to be doubtful of collection. The allowance is computed for specific debts and the collectibility is determined based upon the Company's experience.

The Company granted loans in prior years to its former CEO and a former officer amounting to approximately $ 983 as of December 31, 2005 and 2004. These loans are unsecured and the Company is currently in litigation with these officers regarding such loans. If not paid, the Company will incur a loss equal to the amount of the loan.

The Company has no off-balance sheet credit risks.

n. Warranty:

In connection with the sale of its products, the Company provides product warranties for periods between one to two years. Based on past experience and engineering estimates, the liability from these warranties is immaterial at balance sheet date.

o. Share based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock option plans. Under APB No. 25, when the exercise price of the Company's stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

U.S. dollars in thousands, except per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company adopted the disclosure provisions of SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure", which amended certain provisions of Statement of Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of 2003. The Company continues to apply the provisions of APB No. 25 in accounting for stock-based compensation.

Pro forma information regarding the Company's net income (loss) and net earnings (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The following table illustrates the effect on net income (loss) and net earnings (loss) per share, assuming that the Company had applied the fair value recognition provisions of SFAS No. 123 on its stock-based employee compensation:

	Year ended December 31,		
	2005	2004	2003
Net income (loss), as reported	$ (2,329)	$ 822	$ 758
Add: Stock-based employee compensation included in reported net income (loss)	-	-	-
Deduct: Total stock-based employee compensation expense under fair value based methods	(136)	(73)	(58)
Pro forma net income (loss)	$ (2,465)	$ 749	$ 700
Basic and diluted net earnings (loss) per share:			
Basic net earnings (loss) per share as reported	$ (0.10)	$ 0.04	$ 0.04
Pro forma basic net earnings (loss) per share	$ (0.11)	$ 0.04	$ 0.04
Diluted net earnings (loss) per share as reported	$ (0.10)	$ 0.03	$ 0.04
Pro forma basic net earnings (loss) per share	$ (0.11)	$ 0.03	$ 0.04

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value for options granted in 2005, 2004 and 2003 is being amortized over their vesting period and is estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31,		
	2005	**2004**	**2003**
Expected life of option	4 years	2 years	2 years
Dividend yield	0%	0%	0%
Expected volatility	66%	68%	31%
Risk-free interest rate	4.4%	2.6%	1.0%

The Company applies SFAS No. 123 and Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for "Acquiring, or in Conjunction with Selling, Goods or Services" ("EITF 96-18"), with respect to options and warrants issued to non-employees. SFAS No. 123 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

p. Revenue recognition:

The Company generates revenues mainly from the sale of products and from long-term fixed price contracts for ATE, avionics and ground debriefing systems. In addition, the Company leases ATE to customers and provides manufacturing, development and product support services.

Product revenues:

The Company recognizes revenue from sales of products and aircraft spare parts in accordance with Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition". Product revenue is recognized when there is persuasive evidence of an arrangement, the fee is fixed or determinable, delivery of the product to the customer has occurred and the Company has determined that collection of the fee is probable. If the product requires specific customer acceptance, revenue is deferred until customer acceptance occurs or the acceptance provisions lapse, unless the Company can objectively and reliably demonstrate that the criteria specified in the acceptance provisions are satisfied.

Revenues from certain long-term fixed price contracts are recognized in accordance with Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1"), using contract accounting on a percentage of completion method in accordance with the "Input Method". The percentage of completion is determined based on the ratio of actual costs incurred to total costs estimated to be incurred over the duration of the contract. With regard to contracts for which a loss is anticipated, a provision is made for the entire amount of the estimated loss at the time such loss becomes evident. As of December 31, 2005, the provision for estimated losses identified is $ 68.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Estimated gross profit or loss from long-term contracts may change due to changes in estimates resulting from differences between actual performance and original forecasts. Such changes in estimated gross profit or loss are recorded in results of operations when they are reasonably determinable by management, on a cumulative catch-up basis.

The Company believes that the use of the percentage of completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases the Company expects to perform its contractual obligations and its licensees are expected to satisfy their obligations under the contract.

According to SOP 81-1, costs that are incurred and are directly associated with a specific anticipated contract are being deferred, subject to evaluation of their probable recoverability, and recorded as unbilled contract costs.

Revenues from certain arrangements may include multiple elements within a single contract. The Company's accounting policy complies with the provisions of Emerging Issues Task Force Issue 00-21, "Revenue Arrangements with Multiple Deliverables" ("EITF 00-21"), relating to the separation of multiple deliverables into individual accounting units with determinable fair value. The Company's arrangements are accounted for as separate units of accounting when it is possible to determine objective and reliable evidence of fair value of the contract elements in order to separate the fees among the elements. Revenue is recognized when the element is delivered and all other criteria for revenue recognition are met.

The Company accounts for software sales (TPS's) in accordance with Statement of Position No. 97-2, "Software Revenue Recognition ("SOP No. 97-2"), as amended. Revenue from software arrangements is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable, and collectability is probable. Arrangements with payment terms extending beyond customary payment terms are considered not to be fixed or determinable. If the fee is considered not to be fixed or determinable, revenue is deferred and recognized when payments become due from the customer or are actually collected when collectability is not probable, providing that all other revenue recognition criteria have been met.

Service revenues:

Revenues from services are recognized as the services are performed.

Revenue under operating leases of equipment are recognized ratably over the lease period, in accordance with Statement of Financial Accounting Standard No. 13, "Accounting for Leases" ("SFAS No. 13").

Deferred revenues include unearned amounts received from customers, but not yet recognized as revenues.

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q. Basic and diluted net earnings (loss) per share:

Basic net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Options and warrants to purchase 16,005,112 and 14,862,237 Ordinary shares have been excluded from the computation of diluted net earnings per share for the years ended December 31, 2004 and 2003, respectively, since their effect is anti-dilutive. For the year ended December 31, 2005, all outstanding options and warrants have been excluded from the computation of diluted net loss per share, since their effect is anti-dilutive.

r. Recently Issued Accounting Standards:

In December 2004, the Financial Accounting Standards Board issued Statement No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which replaces FAS 123 and supersedes APB 25. FAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based upon their fair values, beginning with the first interim or annual period after December 15, 2005, with early adoption encouraged. The Company has the option to choose either the modified prospective or modified retrospective method. The Company currently expects to adopt FAS 123(R) in the first quarter of 2006, using the modified prospective method of adoption and does not expect that the adoption of SFAS 123(R) will have a material effect on its financial position or results of operations. Compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"). SAB 107 provides the SEC Staff's position regarding the application of Statement 123(R) and contains interpretive guidance related to the interaction between Statement 123(R) and certain SEC rules and regulations, and also provides the SEC Staff's views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions. The Company does not believe that SAB 107 will have a material effect on its financial position, results of operations or cash flows.

U.S. dollars in thousands

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company). The provisions of this Statement shall be applied prospectively. The Company does not expect this Statement to have a material effect on its financial statements or its results of operations.

In May 2005, the FASB issued Statement of Financial Accounting Standard No. 154 ("SFAS 154"), "Accounting Changes and Error Corrections", a replacement of APB No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. APB No. 20 previously required that most voluntary changes in accounting principles be recognized by including in net income for the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retroactive application to prior periods' financial statements of a voluntary change in accounting principles unless it is impracticable. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 3:- CONTRACTS IN PROGRESS

Amounts included in the financial statements, which relate to costs and estimated earnings in excess of billings on uncompleted contracts are classified as current assets. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. Summarized below are the components of the amounts:

a. Costs and estimated earnings in excess of billings on uncompleted contracts:

	December 31,	
	2005	2004
Costs incurred on uncompleted contracts	$ 7,625	$ 5,774
Estimated earnings	435	50
	7,190	5,824
Less - billings and progress payments	5,794	4,439
	$ 1,396	$ 1,385

b. Billings in excess of costs and estimated earnings on uncompleted contracts:

	December 31,	
	2005	2004
Costs incurred on uncompleted contracts	$ 7,426	$ 4,336
Estimated earnings	1,380	1,454
	8,806	5,790
Less - billings and progress payments	9,197	6,855
	$ (391)	$ (1,065)

NOTE 4:- INVENTORIES

	December 31,	
	2005	2004
Raw materials and components	$ 1,348	$ 1,178
Work in progress	541	447
Finished goods	53	199
	$ 1,942	$ 1,824

Write-downs of inventories for the years ended December 31, 2005, 2004 and 2003 amounted to $ 342, $ 0 and $ 0, respectively. The write-down in 2005 was due to excess and slow-moving inventories and was included under the cost of revenues.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 5:- LONG-TERM RECEIVABLES

	December 31, 2005	December 31, 2004
Loan to former chief executive officer *)	$ 705	$ 705
Loan to a former officer *)	278	278
Loans to employees	-	5
	$ 983	$ 988

*) See also Note 10a.

NOTE 6:- PROPERTY, PLANT AND EQUIPMENT

	December 31, 2005	December 31, 2004
Cost:		
Factory building	$ 1,940	$ 1,940
Other building	1,042	1,042
Machinery and equipment	13,785	13,321
Office furniture and equipment	521	512
Leasehold improvements	23	23
	17,311	16,838
Accumulated depreciation:		
Factory building	1,275	1,203
Other building	263	219
Machinery and equipment	11,453	10,779
Office furniture and equipment	368	334
Leasehold improvements	21	20
	13,380	12,555
Depreciated cost	$ 3,931	$ 4,283

The Company's factory building in Beit-She'an, Israel, is located on land leased from the Israel Lands Administration until the year 2034.

Depreciation expense amounted to $ 825, $ 778 and $ 932 for the years ended December 31, 2005, 2004 and 2003, respectively. As for charges, see Note 10e.

U.S. dollars in thousands

NOTE 7:- INTANGIBLE ASSETS, NET

		December 31, 2005			December 31, 2004		
	Useful life	Gross carrying amount	Accumulated amortization	Amortized balance	Gross carrying amount	Accumulated amortization	Amortized balance
	(Years)						
Amortized intangible assets:							
Test Systems Programs Sets ("TPS")	5-10	$ 8,275	$ 6,841	$ 1,434	$ 8,275	$ 6,566	$ 1,709
Customer relationships	5	1,263	228	1,035	-	-	-
Total		$ 9,538	$ 7,069	$ 2,469	$ 8,275	$ 6,566	$ 1,709

Aggregate amortization expenses were $ 503, $ 275 and $ 382 for the years ended December 31, 2005, 2004 and 2003, respectively. The expected amortization expense over the next five years is approximately as follows:

2006	$ 519
2007	519
2008	421
2009	421
2010	236
	$ 2,116

The weighted average useful life of the intangible assets is five years. Impairment of Test System Programs Sets ("TPSs") was $ 0, $ 0 and $ 758 for the years ended December 31, 2005, 2004 and 2003, respectively included in cost of revenues. The impairment was recorded in 2003 since the Company did not anticipate future revenues on specific TPSs.

U.S. dollars in thousands

NOTE 8:- SHORT-TERM BANK CREDIT AND LOANS

	December 31,	
	2005	2004
Short-term loan in U.S. dollars (1)	$ 700	$ -
Short-term bank credit in NIS (2)	166	14
Short-term bank credit in U.S. dollars (3)	11	-
	$ 877	$ 14

(1) The interest rate at December 31, 2005 is 5.1%. The loan is due in October 2006.

(2) The interest rate at December 31, 2005 is 9.3% (December 31, 2004 - 11.7%).

(3) The interest rate at December 31, 2005 is 13.6%.

The total authorized credit line of bank guarantees provided to customers of the Company at December 31, 2005 is $ 5,376, out of which, $ 1,866 is unutilized. In addition, the Company received an additional revolving line of credit of $ 500, out of which, $ 177 was utilized at December 31, 2005. The revolving line of credit is due at December 2006 and will be renewed on an annual basis.

As for collateral, see Note 10e.

NOTE 9:- OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31,	
	2005	2004
Payroll and related accruals	$ 980	$ 969
Provision for legal proceedings	576	567
Accrued royalties	691	679
Accrued commissions	338	480
Contracts in progress - provision for estimated losses	68	392
Other	564	525
	$ 3,217	$ 3,612

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES

a. As of December 31, 2005, the Company was a party to various legal proceedings, including the following:

1. In June 1998, the Company's Board of Directors accepted the resignation of the Company's former CEO. In December 1998, the former CEO commenced legal proceedings against the Company in the Tel-Aviv Labor Court, claiming approximately $ 440 in respect of salary, severance pay, vacation pay and other fringe benefits. The former CEO also claimed that a personal loan that was provided to him by the Company had been forgiven and that the Company is to bear the tax in respect thereof. In May 2001, an additional claim of approximately $ 220 was filed by the former CEO against the Company in the Tel-Aviv District Court for damages allegedly caused to him as a result of attachment imposed on certain of his assets by the Company that was subsequently cancelled by the Court. In addition, in 2001, the Company filed a claim against a former director. In the event the former CEO's claim in the Labor Court is accepted by the Court, damages in the amount of $ 250 should be covered by the former director. The Company filed additional lawsuits against the former CEO and a former director in the amount of $ 260 for funds that they allegedly transferred from the Company to a third party. In September 1999, the Company filed a lawsuit against the former CEO and the former director with the District Court of Tel-Aviv in the amount of $ 1,400 for damages caused to the Company in the purchase of a subsidiary and negligence of management. In August 2000, the Company filed an additional lawsuit against the former CEO in the amount of approximately $ 440 regarding the repayment of the loan provided to him. Management believes, based on the advice of its legal counsel that the Company has a valid defense against all claims made against it.

2. In 1999 and 2000, the former CEO and his son filed a number of complaints against the Company's president and are seeking damages for alleged slander by him in the amount of approximately $ 750. The claim by the former CEO was withdrawn and replaced by a new claim filed in 2004, while his son's claim was dismissed and an appeal is pending in the Supreme Court. Management believes, based on the advice of its legal counsel, that the Company has a strong defense against the allegations and accordingly, did not record any provision.

3. In 2001, a former employee and officer of the Company filed a claim against the Company with the Tel-Aviv Labor Court claiming approximately $ 520 in respect of severance pay, vacation pay and other fringe benefits. This claim was filed as a counter-claim to a claim filed by the Company in 2000, in the amount of $ 260 in respect of the repayment of a personal loan that was provided to the former employee. Management believes, based on the advice of its legal counsel, that the Company has a strong defense against the former employee's counterclaim and accordingly, did not record any provision.

4. In 2001, a former director filed a claim against the Company, claiming that he is entitled to 600,000 options to purchase Ordinary shares of the Company. Management believes, based on the advice of its legal counsel, that the claim does not have any merit and accordingly, did not record any provision.

U.S. dollars in thousands

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

5. In 2000, a claim was filed by an individual against the Company, claiming that he served as a broker in an agreement signed between the Company and a customer and is entitled to commissions (or finder's fee) in the amount of $ 250. Management believes based on the advice of its legal counsel that the Company has a strong defense against the allegations.

6. In 2005, the former CEO of the Company filed a claim against the Chairman of the Company (in respect of which the Chairman is entitled to indemnity) alleging that the Chairman has committed fraud and negligent misrepresentation of him. The former CEO claims that, as a result, he was compelled to retire from his position, resulting in a loss of a salary and benefits in the aggregate amount of approximately $ 565. Management believes, based on the advice of its legal counsel, that this claim is entirely without merit and that the Company has a strong defense against the allegations and accordingly, did not record any provision.

7. The Company is involved periodically in various legal claims in the Ordinary course of business, including claims by agents and others for commissions, royalties and others The Company has accrued an amount which it believes is sufficient to cover damages, if any, that may result from these claims. The Company's management, based on the advice of its legal counsel, believes that such claims will not have a material adverse effect on the financial position or results of operations of the Company.

b. The Company's research and development efforts have been partially financed through royalty-bearing programs sponsored by the Office of the Chief Scientist of Israel's Ministry of Industry, Trade and Labor ("OCS"). In return for the OCS's participation, the Company is committed to pay royalties at a rate ranging from 3% to 5% of sales of the products whose research was supported by grants received from the OCS, up to 100% of the amount of such participation received linked to the U.S. dollar. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The Company's total obligation for royalties, net of royalties paid or accrued totaled approximately $ 668 as of December 31, 2005. The total amount of royalties charged to operations for the years ended December 31, 2005, 2004 and 2003 was approximately $ 27, $ 60 and $ 73, respectively.

c. Research and development projects undertaken by the Company were partially financed by the Binational Industrial Research and Development Fund ("BIRD") Foundation. The Company is committed to pay royalties to the BIRD Foundation at a rate of 5% of sales proceeds generating from projects for which the BIRD Foundation provided funding up to 150% of the sum financed by the BIRD Foundation. The Company's total obligation for royalties, net of royalties paid or accrued, totaled approximately $ 2,107 as of December 31, 2005. The obligation to pay these royalties is contingent on actual sales of the products and in the absence of such sales, no payment is required. The total amount of royalties charged to operations for the years ended December 31, 2005, 2004 and 2003 was approximately $ 12, $ 20 and $ 15, respectively.

U.S. dollars in thousands

NOTE 10:- COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

d. The Company's offices in Netanya are rented under a non-cancelable operating lease expiring January 31, 2008. In addition, the Company's motor vehicles are rented under operating leases. Annual minimum future rental commitments under these leases, at exchange rates in effect on December 31, 2005, are approximately as follows:

2006	$ 576
2007	576
2008	365
	$ 1,517

Lease expense for the years ended December 31, 2005, 2004 and 2003 was $ 471, $ 508 and $ 447, respectively.

e. Floating charges have been recorded on all of the Company's assets and specific charges have been recorded on certain assets in respect of the Company's liabilities to its banks and other creditors.

f. The Company provides bank guarantees to its customers in the Ordinary course of business. These guarantees are provided to customers to secure advances received at the commencement of a project or to secure performance of operational milestones. The total amount of bank guarantees provided to customers as of December 31, 2005 is approximately $ 3,510.

NOTE 11:- SHAREHOLDERS' EQUITY

a. Share capital:

Ordinary shares confer upon their holders voting rights, the right to receive cash dividends and the right to share in excess assets upon liquidation of the Company.

In April 2005, the Company completed a private placement to institutional investors. The Company issued 965,934 Ordinary shares for total proceeds of $ 1,091 ($ 1,006 net of issuance expenses) and warrants to purchase up to an aggregate of 1,875,000 Ordinary shares at an exercise price of $ 2.10 per share. At the same time, the investors exercised additional investment rights to purchase 909,066 of the Company's Ordinary shares at an exercise price of $ 2.10 per share, for total amount of $ 1,909 ($ 1,761 net of issuance expenses) (see also c. below).

In July 2004, the Company issued 1,800,000 shares, an aggregate of $ 3,000 principal amount of convertible notes, additional investment rights to purchase up to an aggregate of 1,100,000 Ordinary shares at an exercise price of $ 2.10 per share, (with a term of two years commencing six months following the closing) and warrants to purchase up to an aggregate of 937,500 Ordinary shares at an exercise price of $ 2.50 per share (for a term of five years commencing six months following the closing) to investors in a private placement for a total consideration of $ 5,880 ($ 5,712 net of issuance expenses) (see also c. below).

U.S. dollars in thousands

NOTE 11:- SHAREHOLDERS' EQUITY (Cont.)

The consideration was allocated based on the relative fair values of the Ordinary shares, notes, additional investment rights and warrants in accordance with APB No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants". The convertible notes bear interest at a rate of six-month LIBOR plus 2.5%. The principal is due in July 2007 and the interest is payable in quarterly installments until July 2007. The notes are convertible to Ordinary shares at a conversion price of $ 2.10. In connection with the issuance of the notes, additional investment rights and warrants, $ 180 was recorded as a beneficial conversion feature in accordance with EITF 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios". The total amount of the deemed discount on the notes as a result of the allocated proceeds attributable to the warrants, additional investment rights and the beneficial conversion feature amounting to $ 760, is amortized over the term of the notes using the interest method. At December 31, 2005, the unamortized balance on the deemed discount on the convertible notes was $ 440. The fair value of the warrants and additional investment rights was based on a valuation prepared using the Black-Scholes pricing model, assuming a risk free interest of 2.64% and 3.69%, respectively, a volatility factor of 0.67 and 0.68, respectively, dividend yield of 0% and contractual life of two years and five years, respectively. In addition, the valuation considered that the warrants and additional investment rights were restricted for the first six months, the warrants were not traded on the market at any time, and the underlying asset had a low marketability. The valuation result was judged to be reasonable by comparison to benchmarks in similar circumstances. The Company's management is responsible for the valuation.

Costs incurred with respect to the issuance of the convertible notes of $ 69 have been recorded as deferred charges and are amortized as financial expenses over the term of the notes using the interest method.

b. Stock option plans:

In 1996, 1999 and 2003, the Company's Board of Directors approved the adoption of Employee Stock Option Plans ("the Plans"), which authorized the grant of options to purchase up to an aggregate of 240,000, 1,040,000 and 2,000,000 Ordinary shares, respectively, to officers, directors, consultants and key employees of the Company and its subsidiary. Options granted under the Plans expire within a maximum of 10 years from adoption of the plan. Options granted under the Company's Plans vest ratably over three years, one third on each anniversary of the grant.

The exercise price of an option granted to an employee may not be less than 60% of the fair market value of the Ordinary shares on the date of grant of the option. The exercise price of an option granted to a non-employee director or consultant may not be less than 80% of the fair market value of the Ordinary shares on the date of grant of the option. Any options that are cancelled or forfeited before expiration become available for future grants. At December 31, 2005, 102,897 options were available for grant under the Plans described above.

U.S. dollars in thousands

NOTE 11:- SHAREHOLDERS' EQUITY (Cont.)

In 2003, the Company granted suppliers/consultants, options to purchase 100,000 Ordinary shares at an exercise price ranging from $ 0.69 - $ 2.00. At the grant date, the fair value of the options was accounted for under EITF 96-18 and was determined using the Black and Scholes pricing model assuming a risk free rate of 1%, a volatility factor ranging from 30% to 70%, dividend yield of 0% and a contractual life of two to five years. In relation to the options, in 2003 the Company recorded $ 14 as operating expenses.

Transactions related to the above Plans (including warrants to directors) during the years ended December 31, 2005, 2004 and 2003 were as follows:

	Year ended December 31,					
	2005		2004		2003	
	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price	Amount of options	Weighted average exercise price
Options outstanding at beginning of year	2,031,433	$ 1.56	2,223,200	$ 1.60	526,000	$ 4.89
Granted	342,000	$ 1.14	100,000	$ 1.29	1,852,000	$ 1.07
Exercised	(38,668)	$ 0.69	(73,335)	$ 0.69	-	$ -
Expired	-	$ -	(36,400)	$ 4.58	-	$ -
Forfeited or cancelled	(218,865)	$ 3.77	(182,032)	$ 1.89	(154,800)	$ 6.34
Options outstanding at end of year	2,115,900	$ 1.26	2,031,433	$ 1.56	2,223,200	$ 1.60
Exercisable options at end of year	1,854,567	$ 1.29	1,425,434	$ 1.71	1,045,200	$ 2.23

No compensation expense was recorded for the years ended December 31, 2005, 2004 and 2003.

The options outstanding as of December 31, 2005 have been separated into ranges of exercise price, as follows:

	Options outstanding			Options exercisable	
Range of exercise price	At December 31, 2005	Weighted average remaining contractual life (Years)	Weighted average exercise price	At December 31, 2005	Weighted average exercise price
$ 0.69 - 1.00	632,500	4.18	$ 0.70	632,500	$ 0.70
$ 1.29 - 2.00	1,371,000	6.07	$ 1.31	1,109,667	$ 1.35
$ 3.09 - 4.13	80,400	2.03	$ 3.41	80,400	$ 3.41
$ 5.00 - 6.25	32,000	2.00	$ 5.63	32,000	$ 5.63
	2,115,900		$ 1.26	1,854,567	$ 1.29

U.S. dollars in thousands

NOTE 11:- SHAREHOLDERS' EQUITY (Cont.)

c. Warrants:

As of December 31, 2005, warrants to purchase 16,670,779 Ordinary shares were outstanding.

In April 2005, in connection with the issuance of Ordinary shares described in a. above, the Company granted the purchasers of the Ordinary shares, warrants to purchase up to an aggregate of 1,875,000 Ordinary shares at $ 2.10 per share, which expire on the later of (i) 24 months from the date of the grant, and (ii) 24 months from the date of the shareholder approval, ratifying the issuance of the Ordinary shares and the warrants under the Securities Purchase Agreement to the selling shareholders and authorizing the increase of the Company's authorized Ordinary shares from 45,000,000 Ordinary shares to no less than 47,500,000 Ordinary shares

In July 2004, in connection with the issuance of Ordinary shares and convertible notes described in a. above, the Company granted the investors additional investment rights to purchase up to an aggregate of 1,100,000 Ordinary shares at an exercise price of $ 2.10 per share, (with a term of two years commencing six months following the closing) and warrants to purchase up to an aggregate of 937,500 Ordinary shares at an exercise price of $ 2.50 per share (for a term of five years commencing six months following the closing). In April 2005, 909,066 additional investment rights were exercised.

The warrants are classified as shareholders' equity in accordance with EITF 09-19, "Accounting for Derivatives Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock".

In September 2003, the Company signed an agreement with Bank Hapoalim B.M. and Bank Leumi Le-Israel B.M. ("the banks") to restructure a portion of the debt owed to the banks. The carrying value of the restructured debt was $ 3,451. As part of the restructuring, the Company issued 3,781,992 warrants to the banks, paid $ 1,100 and the banks forgave the remaining debt. The warrants issued to the banks have an exercise price equal to par value of the shares and a term of two and a half years. The banks had a put option to sell the warrants to the Company's major shareholder for a consideration of $ 1,251.

In addition, the banks granted the Company's major shareholder a call option that requires the banks to sell the warrants to the shareholder at the exercise price of the put option with an additional payment equal up to 25% of the increase in the market share price from the date of the agreement up to a maximum of $ 0.14 per warrant. In addition, as part of the restructuring, the Company issued to the banks 1,100,000 warrants having an exercise price of $ 2.00 per share, and a term of five years.

U.S. dollars in thousands

NOTE 11:- SHAREHOLDERS' EQUITY (Cont.)

The transaction was recorded in accordance with SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings". The above warrants (3,781,995 warrants and 1,100,000 warrants) that were issued to the banks were recorded at fair value ($ 1,267, net of issuance expenses). The fair value of the warrants was based on a valuation prepared at the consummation date of the transaction. The valuation took into consideration the long lock-up period and a marketability discount. The valuation result was judged to be reasonable by comparison to benchmarks in similar circumstances. The Company's management is responsible for the valuation. The difference between the consideration paid to the banks (cash and warrants) and the carrying amount of the debt of $ 1,013 was recognized as a gain on restructuring of debt, net of issuance expenses, presented in financial income (expenses), net, in the statement of operations. In October 2005, 3,781,995 warrants were exercised by the major shareholders for a total consideration of $ 38.

NOTE 12:- TAXES ON INCOME

a. Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured and adjusted in accordance with the change in the CPI. As explained in Note 2b, the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate cause a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, the Company has not provided deferred income taxes on this difference between the financial reporting basis and the tax bases of assets and liabilities.

b. Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company is an "Industrial Company" under the Law for the Encouragement of Industry. The principal benefit from the above law is the deduction of expenses in connection with a public offering.

c. Israeli companies are subject to income tax at the corporate tax rate of 35% for the 2004 tax year and 34% for the 2005 tax year. On July 25, 2005, the Knesset (Israeli Parliament) passed the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 - 31%, in 2007 - 29%, in 2008 -27%, in 2009 - 26% and in 2010 and thereafter - 25%.

As of December 31, 2005, the net operating tax loss carryforward relating to the Company in Israel amounted to approximately $ 45,650, including a carryforward capital loss amounting to approximately $ 2,650. Carryforward losses in Israel may be carried forward indefinitely and may be offset against future taxable income.

As of December 31, 2005, carryforward tax losses relating to non-Israeli companies (U.S. and China), amounted to approximately $ 9,750.

U.S. dollars in thousands

NOTE 12:- TAXES ON INCOME (Cont.)

As the Company believes that the tax assets in respect of these carryforward losses amounting to approximately $ 17,935 are not more likely than not to be realized, the Company has recorded a valuation allowance in respect of the entire amount of the deferred tax asset relating to the carryforward losses.

d. Income (loss) before income taxes:

	Year ended December 31,		
	2005	2004	2003
Domestic	$ (2,254)	$ 937	$ 867
Foreign	(75)	(115)	(109)
	$ (2,329)	$ 822	$ 758

e. The main reconciling items between the statutory tax rate of the Company and the effective tax rate is the valuation allowance recorded in respect of the tax assets relating to net operating loss carryforwards and other temporary differences due to the uncertainty of the realization of such tax assets.

NOTE 13:- FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,		
	2005	2004	2003
Income:			
Gain on restructuring of debt, net (see Note 11c)	$ -	$ -	$ 1,013
Foreign currency exchange differences	164	234	-
Interest on cash equivalents and restricted cash	20	4	9
	184	238	1,022
Expenses:			
Interest on convertible note	181	64	-
Amortization expenses on convertible note and deferred expenses	234	115	-
Foreign currency exchange differences	156	79	22
Interest on loans and other credit balances	68	82	230
Bank commissions	100	116	59
Others	69	30	3
	808	486	314
	$ (624)	$ (248)	$ 708

NOTE 14:- RELATED PARTY TRANSACTIONS

There are no related party balances as of December 31, 2005 and 2004, and no related party transactions for the years ended December 31, 2005, 2004 and 2003.

U.S. dollars in thousands

NOTE 15:- MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a. In accordance with Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information", the Company is organized and operates as one business segment, which develops, manufactures and sells ATE products, avionics equipment and aviation data acquisition and debriefing systems.

b. Revenues by geographic areas:

Revenues are attributed to geographic area based on the location of the end customers as follows:

	Year ended December 31,		
	2005	2004	2003
North America	$ 5,096	$ 4,715	$ 5,115
Europe	586	3,022	3,436
Israel	5,546	4,998	3,224
Others	2,193	1,425	540
Total	$ 13,421	$ 14,160	$ 12,315

c. Major customers:

Revenues from single customers that exceed 10% of the total revenues in the reported years as a percentage of total revenues, are as follows:

	Year ended December 31,		
	2005	2004	2003
		%	
Customer A	12	19	11
Customer B	14	*)	12
Customer C	21	*)	22
Customer D	*)	10	14
Customer E	-	11	-
Customer F	*)	17	19
Customer G	12	*)	*)

*) Less than 10%.

d. Long-lived assets by geographic areas:

	December 31,	
	2005	2004
Israel	$ 5,332	$ 4,718
China	1,108	1,333
	$ 6,440	$ 6,051

NOTE 16:- NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,		
	2005	2004	2003
Numerator:			
Net income (loss)	$ (2,329)	$ 822	$ 758
Denominator:			
Weighted average number of Ordinary shares outstanding during the year used to compute basic net earnings (loss) per share (in thousands)	22,513	19,374	18,511
Incremental shares attributable to exercise of outstanding options and warrants (assuming proceeds would be used to purchase Treasury stock) (in thousands)	-	4,310	1,193
Weighted average number of Ordinary shares outstanding during the year used to compute diluted net earnings (loss) per share (in thousands)	22,513	23,684	19,704
Basic net earnings (loss) per share	$ (0.10)	$ 0.04	$ 0.04
Diluted net earnings (loss) per share	$ (0.10)	$ 0.03	$ 0.04

F:\W2000\w2000\926785\M\05\EC$12.DOC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rada Electronic Industries Ltd.
(Registrant)

By: ______________________
Herzle Bodinger, Chairman

Date: July 13, 2006